Exhibit 99.1

United Maritime Reports Second Quarter and First Half 2026 Financial Results

Strategic Fleet Repositioning into Capesize Vessels

Declares Quarterly Cash Dividend of $0.10 Per Share

Highlights (in million USD, except EPS, LPS and TCE)	Q2 2026	Q2 2025	6M 2026	6M 2025	6M 2026 vs 6M 2025
Net Revenues	$10.0	$12.5	$17.9	$20.2
Net income / (loss)	$1.2	$1.0	$1.0	$(3.5)
Adjusted net income / (loss)[1]	$1.5	$0.2	$1.7	$(4.2)
EBITDA[1]	$4.9	$5.9	$7.7	$6.6	+17%
Adjusted EBITDA[1]	$5.2	$5.1	$8.4	$6.0	+42%
TCE[2]	$18,654	$15,421	$17,202	$12,744	+35%
Earnings / (loss) per share Basic and Diluted	$0.11	$0.11	$0.10	$(0.40)
Adjusted earnings / (loss) per share Basic[1] and Diluted[1]	$0.15	$0.02	$0.18	$(0.48)

Other Highlights and Developments:

■	Net Revenues of $17.9 million for the first half and fleet TCE up 35% year-over-year to $17,202 per day — reflecting the earnings uplift from the repositioned fleet
■	Approximately $29.5 million of liquidity generated from asset sales and investment monetization during 2026, funding Capesize fleet growth, without shareholder dilution
o
Entered into an agreement to sell the 2011-built Panamax M/V Exelixsea for approximately $17.5 million, with net cash proceeds expected to be approximately $8.5 million after repayment of the associated debt.

o	Sold the 2009-built Kamsarmax M/V Cretansea for $14.7 million, generating net cash proceeds of approximately $5.9 million following debt repayment.
o	Completed profitable exit from the Offshore Energy Construction Vessel investment, generating approximately $15.1 million of cash proceeds.
■	Continuing Capital Redeployment with Capesize Expansion and Fleet Rebalancing
o
Took delivery of the 2010-built, scrubber-fitted Capesize M/V Squireship, following the delivery of M/V Dukeship in the previous quarter, further strengthening the Company’s earnings power, cash flow generation and earnings visibility.

■	Declared 15th Consecutive Quarterly Cash Dividend of $0.10 Per Share
o
Continued the Company’s track record of shareholder distributions since November 2022, reaching $2.04 per share in cumulative distributions, representing approximately $16.8 million in aggregate cash dividends[3].

1 Adjusted earnings / (loss) per share, Adjusted Net Income / (loss), EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the reconciliation below of Adjusted earnings / (loss) per share, Adjusted Net Income / (loss), EBITDA and Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure.
2 Time Charter Equivalent (“TCE”) rate is a non-GAAP measure. Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.
3 The amounts include the 15th consecutive quarterly cash dividend declared but not yet paid.

July 30, 2026 - Glyfada, Greece – United Maritime Corporation (“United” or the “Company”) (NASDAQ: USEA), announced today its financial results for the second quarter and six months ended June 30, 2026. The Company also declared a quarterly dividend of $0.10 per common share for the second quarter of 2026.

For the quarter ended June 30, 2026, the Company generated Net Revenues of $10.0 million, broadly in line with the same period of 2025, despite fewer ownership days as a result of the Company’s ongoing fleet repositioning strategy. Net Income and Adjusted Net Income for the quarter were $1.2 million and $1.5 million, respectively, compared to $1.0 million and $0.2 million, respectively, in the second quarter of 2025. Adjusted EBITDA remained stable at $5.2 million, compared to $5.1 million for the same period of 2025. The TCE rate of the fleet was $18,654 per day, compared to $15,421 for the same period of 2025.

For the six-month period ended June 30, 2026, the Company generated Net Revenues of $17.9 million, compared to $20.2 million in the same period of 2025. Net Income and Adjusted Net Income for the period were $1.0 million and $1.7 million, respectively, compared to Net Loss of $3.5 million and Adjusted Net Loss of $4.2 million in the respective period of 2025. Adjusted EBITDA for the first half of 2026 was $8.4 million, compared to $6.0 million for the same period of 2025. The TCE rate of the fleet for the first six months of 2026 was $17,202 per day, compared to $12,744 in the same period of 2025. The average daily OPEX was $6,442 compared to $6,332 for the same period of 2025.

Cash and cash equivalents and restricted cash as of June 30, 2026, stood at $12.1 million. Shareholders’ equity at the end of the second quarter was $53.3 million, while bank debt, finance lease liabilities and other financial liabilities, net of deferred finance costs stood at $94.2 million as of June 30, 2026. The book value of the Company’s fleet as of June 30, 2026 stood at $143.5 million, reflecting the Company's strategic expansion into the Capesize segment.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“In the second quarter of 2026, United benefited from the strong dry bulk market, delivering Net Income of $1.2 million, Adjusted EPS of $0.15 and Adjusted EBITDA of $5.2 million.”

“Based on our strong performance, United will distribute a quarterly dividend of $0.10 per share, corresponding to a running yield of 16%4 on our last closing share price. Our fifteenth consecutive quarterly cash dividend reflects a sustainable distribution supported by contracted cash flows and highlights our continued focus on delivering strong capital returns to shareholders. Supported by favorable dry bulk market conditions and our enhanced fleet earnings profile, we remain optimistic about our performance over the coming quarters and our ability to maintain strong capital returns.”

“Since our last update, we have agreed to sell the 2011-built Panamax M/V Exelixsea, which is expected to generate an expected gain on sale, with delivery to its new owners expected to take place towards the end of the third quarter, while we have also taken delivery of the Capesize M/V Squireship. Since the start of 2026, United has sold two vessels in the Kamsarmax/Panamax class while acquiring two Capesize vessels. This strategic repositioning has materially strengthened United's earnings profile and free cash flow generation potential by increasing our exposure to the structurally stronger Capesize market. Concurrently, the completion of our profitable exit from the offshore newbuilding project in June 2026 marked the culmination of our strategic capital redeployment cycle, enabling a full refocusing of capital on our core shipping operations.”

“As regards our commercial performance, the index-linked charter rates on three of our six vessels have been converted into fixed-rate charters at profitable rates through the end of 2026, providing a disciplined balance between earnings visibility and exposure to favorable market conditions upside participation. Based on the current FFA curve, our third quarter daily TCE guidance of about $20,400 demonstrates a clear sequential improvement over the $18,654 achieved in the second quarter, reinforcing our expectation of sequential earnings growth.”

“Dry bulk market conditions remain strong, driven by strong growth in all major dry bulk commodities. Second quarter China Iron Ore imports were at a record high while import growth in the first half of the year exceeded 6% over the same period in 2025. Second quarter Soybean imports into China were more than double the first quarter volume, while China’s Coal imports for the first half of 2026 also grew modestly. Looking ahead, the completion of additional iron ore projects in Brazil, the continued ramp-up of Simandou exports and higher Coal demand driven by energy security factors should provide a positive demand backdrop during the seasonally stronger second half of the year. Vessel supply growth remains low, as a result of limited ordering of newbuilds, slower sailing speeds and high dry-docking off-hires across the global fleet. Taken together, these market fundamentals continue to support a constructive outlook for freight rates throughout the remainder of the year.”

“With a repositioned fleet, improved earnings and a consistent distribution record, United is well positioned to benefit in this market environment.”

4 Based on the closing share price on July 27, 2026.

Current Company Fleet:

Vessel Name	Sector	Capacity (DWT)	Year Built	Yard	Employment Type	Minimum T/C expiration	Maximum T/C expiration(1)
Dukeship(2)	Capesize	181,453	2010	Sasebo	T/C Index Linked(3)	Jan-27	Mar-27
Squireship	Capesize	170,018	2010	Sundong	T/C Index Linked(3)	Mar-27	May-27
Nisea	Kamsarmax	82,235	2016	Oshima	T/C Index Linked(3)	Jul-27	Sep-27
Chrisea	Panamax	78,173	2013	Shin Kurushima	T/C Index Linked(3)	Mar-27	Jul-27
Synthesea	Panamax	78,020	2015	Sasebo	T/C Index Linked(3)	Jan-28	Apr-28
Exelixsea(4)	Panamax	76,361	2011	Oshima	Spot	N/A	N/A
Total/Average age		666,260	13.8 years

(1)	The latest redelivery dates do not include any additional optional periods.

(2)
The vessel is technically and commercially operated by the Company on the basis of an 18-month bareboat charter-in contract with the owners of the vessel, including a purchase obligation at the end of the bareboat charter.

(3)
“T/C” refers to a time charter agreement. Under these index-linked T/Cs, the Company has the option to convert the index-linked rate to fixed for a minimum period of two months, based on the prevailing FFA Rates for the selected period, and has done so for certain vessels as part of its freight hedging strategy, as described below under “Third Quarter 2026 TCE Rate Guidance”.

(4)	The vessel is expected to be delivered to her new owners by October 1, 2026.

Fleet Data:

	Q2 2026	Q2 2025	6M 2026	6M 2025
Ownership days (1)	526	707	1,023	1,427
Operating days (2)	526	707	1,000	1,385
Fleet utilization (3)	100.0%	100%	97.8%	97.1%
TCE rate (4)	$18,654	$15,421	$17,202	$12,744
Daily Vessel Operating Expenses (5)	$6,620	$6,173	$6,442	$6,332

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. Operating days include the days that our vessels are on ballast voyages without having finalized agreements for their next employment. The Company’s calculation of operating days may not be comparable to that reported by other companies.

(3)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.

(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q2 2026	Q2 2025	6M 2026	6M 2025
Vessel revenue, net	9,992	12,473	17,937	20,227
Less: Voyage expenses	180	1,570	735	2,576
Time charter equivalent revenues	9,812	10,903	17,202	17,651
Operating days	526	707	1,000	1,385
TCE rate	$18,654	$15,421	$17,202	$12,744

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses, excluding pre-delivery costs of acquired vessels, if applicable, by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q2 2026	Q2 2025	6M 2026	6M 2025
Vessel operating expenses	3,482	4,364	6,590	9,036
Ownership days	526	707	1,023	1,427
Daily Vessel Operating Expenses	$6,620	$6,173	$6,442	$6,332

Net Income / (Loss) to EBITDA and Adjusted EBITDA Reconciliation:

(In thousands of U.S. Dollars)

	Q2 2026	Q2 2025	6M 2026	6M 2025
Net income / (loss)	1,160	978	1,021	(3,507)
Interest and finance costs, net	1,275	1,789	2,425	3,700
Depreciation and amortization	2,416	3,125	4,283	6,440
EBITDA	4,851	5,892	7,729	6,633
Stock based compensation	243	205	591	309
Loss on extinguishment of debt	113	233	113	233
Gain on consolidation	-	(1,268)	-	(1,268)
Loss on equity method investment	18	28	7	44
Adjusted EBITDA	5,225	5,090	8,440	5,951

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) represents the sum of net income, net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, loss on extinguishment of debt, gain on consolidation and loss on equity method investment, which the Company believes are not indicative of the ongoing performance of its core operations.

EBITDA and Adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. EBITDA and Adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP.

Net Income / (Loss) and Adjusted Net Income / (Loss) Reconciliation and calculation of Adjusted Earnings / (Loss) Per Share

(In thousands of U.S. Dollars)

	Q2 2026	Q2 2025	6M 2026	6M 2025
Net income / (loss)	1,160	978	1,021	(3,507)
Stock based compensation	243	205	591	309
Loss on extinguishment of debt	113	233	113	233
Gain on consolidation	-	(1,268)	-	(1,268)
Loss on equity method investment	18	28	7	44
Adjusted net income / (loss)	1,534	176	1,732	(4,189)
Adjusted net income / (loss) – common stockholders, basic and diluted	1,397	160	1,661	(4,183)
Adjusted earnings / (loss) per common share, basic and diluted	0.15	0.02	0.18	(0.48)
Weighted average number of common shares outstanding, basic	9,178,095	8,918,525	9,060,304	8,802,941
Weighted average number of common shares outstanding, diluted	9,462,029	8,918,525	9,202,271	8,802,941

To derive Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) Per Share, both non-GAAP measures, from Net income / (loss), we exclude certain non-cash items, as provided in the table above. We believe that Adjusted Net Income / (Loss) and Earnings / (Loss) Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as stock-based compensation, loss on extinguishment of debt, gain on consolidation, loss on equity method investment and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measures provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Third Quarter 2026 TCE Rate Guidance:

As of the date hereof, approximately 75% of the Company fleet’s expected operating days in the third quarter of 2026 have been fixed at an estimated TCE rate of approximately $21,388 per day. Assuming that for the remaining operating days of our index-linked T/Cs, the BPI-82 rate will be equal to an average of $19,197 per day (based on the FFA curve of July 28, 2026), our estimated TCE for the third quarter of 2026 is approximately $20,4185 per day. Our TCE rate guidance for the third quarter of 2026 includes the already performed conversions of index-linked charters to fixed for the period.

The following table provides the breakdown of index-linked charters and fixed-rate charters in the third quarter of 2026:

	Operating Days	TCE Rate
TCE - fixed rate (including index-linked conversions)	321	$22,123
TCE – index-linked	214	$17,844
Total / Average	535	$20,418

5 This guidance is based on certain assumptions, and the Company cannot provide assurance that these TCE rate estimates or projected utilization rates will be realized. TCE estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For vessels on index-linked T/Cs, the TCE rate realized will vary with the underlying index, and for the purposes of this guidance, the BPI-82 rate assumed for the remaining operating days of the quarter for an index-linked T/C is equal to an average of $19,197 per day (based on the FFA curve as of July 28, 2026). Spot estimates are provided using the load-to-discharge method of accounting. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE rate will be reduced accordingly.

Second Quarter and Recent Developments:

Dividend Distribution for Q1 2026 and Declaration of Q2 2026 Dividend

On July 10, 2026, the Company paid the previously announced quarterly dividend of $0.10 per common share, for the first quarter of 2026, to all shareholders of record as of June 29, 2026.

The Company has declared a cash dividend of $0.10 per common share for the second quarter of 2026 payable on or about October 9, 2026, to all shareholders of record as of September 25, 2026.

Vessel transactions and commercial updates

Sale of M/V Exelixsea

In June 2026, the Company entered into an agreement with an unaffiliated third party for the sale of the 76,361 dwt Panamax vessel M/V Exelixsea, built in 2011. The vessel is expected to be delivered to her new owners in September 2026. The aggregate gross sale price of approximately $17.5 million is expected to generate net cash proceeds of approximately $8.5 million following the repayment of the associated debt. In addition, the transaction is expected to generate a gain of approximately $1.8 million, which will be recognized in the quarter of the vessel's delivery.

Delivery of M/V Squireship

In June 2026, the Company took delivery of the 170,018 dwt M/V Squireship, built in 2010. The vessel is currently employed on an index-linked time charter with a redelivery date between March and May 2027. The earnings under the time charter have been converted to an average fixed gross daily rate of approximately $28,246 until the end of 2026. The acquisition was completed together with the assumption of the vessel's existing sale and leaseback financing, including all related rights and obligations, with the Company's subsidiary replacing the prior charterer and the Company assuming the role of guarantor.

M/V Synthesea – Time charter extension

In June 2026, the charterer of the M/V Synthesea agreed to extend the time charter agreement in direct continuation from the previous agreement. The extension period will commence in September 2026, for a duration of about 16 to about 19 months. The daily hire is based on BPI-82, and all other main terms of the time charter remain materially unchanged.

M/V Nisea – Time charter extension

In July 2026, the charterer of the M/V Nisea agreed to extend the existing time charter agreement, with the extension commencing from the mean redelivery date under the current charter. The extension period will commence in September 2026, for a duration of minimum 10 to maximum 12 months. The daily hire is based on BPI-82, and all other main terms of the time charter remain materially unchanged.

Investing Updates

Offshore Energy Construction Vessel Investment Monetization

In June 2026, the Company completed a profitable exit from its investment in an Offshore Energy Construction Vessel project. The transaction generated approximately $15.1 million of cash proceeds and resulted in an accounting gain of approximately $0.5 million.

Conference Call:
The Company’s management will host a conference call to discuss the financial results today, Thursday, July 30, 2026 at 12:00 p.m. Eastern Time.

Audio Webcast:
There will be a live, and then archived, webcast of the conference call on the Company’s website. To listen to the archived audio file, visit our website, in the “Investors” section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast, following this link.

Conference Call Details:
Participants have the option to register for the call using the following link. You can use any number from the list or add your phone number and let the system call you right away.

United Maritime Corporation
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	June 30, 2026	December 31, 2025*
ASSETS
Cash and cash equivalents and restricted cash	12,140	14,564
Vessels, net, Right-of-use assets and Vessel held for sale	143,495	99,885
Other assets	7,353	24,232
TOTAL ASSETS	162,988	138,681

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt, finance lease liability and other financial liabilities, net of deferred finance costs	94,224	64,839
Other liabilities	15,495	17,376
Stockholders’ equity	53,269	56,466
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	162,988	138,681

* Derived from the audited consolidated financial statements as of the period as of that date

United Maritime Corporation
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share
and per share data)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Vessel revenue, net	9,992	12,473	17,937	20,227
Expenses:
Voyage expenses	(180)	(1,570)	(735)	(2,576)
Vessel operating expenses	(3,482)	(4,364)	(6,590)	(9,036)
Management fees	(440)	(574)	(855)	(1,175)
General and administration expenses	(1,595)	(792)	(2,629)	(1,432)
Depreciation and amortization	(2,416)	(3,125)	(4,283)	(6,440)
Gain on disposal of equity method investment	523	-	523	-
Gain / (loss) on sale of vessel	156	(155)	156	(155)
Operating income / (loss)	2,558	1,893	3,524	(587)
Other income / (expenses):
Interest and finance costs	(1,030)	(1,763)	(2,242)	(3,692)
Interest and finance costs – related party	(282)	(48)	(282)	(48)
Interest income	37	22	99	40
Loss on extinguishment of debt	(113)	(233)	(113)	(233)
Gain on consolidation	-	1,268	-	1,268
Loss on equity method investment	(18)	(28)	(7)	(44)
Other income	-	-	47	-
Other, net	8	(133)	(5)	(211)
Total other expenses, net:	(1,398)	(915)	(2,503)	(2,920)
Net income / (loss)	1,160	978	1,021	(3,507)
Net income / (loss) attributable to common shareholders	1,023	962	950	(3,501)

Earnings / (loss) per common share, basic and diluted	0.11	0.11	0.10	(0.40)
Weighted average number of common shares outstanding, basic	9,178,095	8,918,525	9,060,304	8,802,941
Weighted average number of common shares outstanding, diluted	9,462,029	8,918,525	9,202,271	8,802,941

United Maritime Corporation
Unaudited Condensed Consolidated Cash Flow Data
 (In thousands of U.S. Dollars)

	Six months ended June 30,
	2026	2025
Net cash provided by operating activities	4,417	400
Net cash (used in) / provided by investing activities	(2,032)	11,218
Net cash used in financing activities	(4,724)	(14,932)

About United Maritime Corporation

United Maritime Corporation is an international shipping company specializing in worldwide seaborne transportation services. The Company operates a fleet of six dry bulk vessels, comprising two Capesize, one Kamsarmax and three Panamax vessels, with an aggregate cargo carrying capacity of 666,260 dwt. Upon completion of the aforementioned sale of the M/V Exelixsea, the Company’s operating fleet will consist of five vessels (two Capesize, one Kamsarmax and two Panamax vessels), with an aggregate cargo carrying capacity of 589,899 dwt.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “USEA”.

Please visit the Company’s website at: www.unitedmaritime.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to declaration of dividends, market trends and shareholder returns. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks arising from trade disputes between the U.S. and China, including the re-imposition of reciprocal port fees; broader market impacts arising from trade disputes or war (or threatened war) or international hostilities, such as between the U.S. and Israel and Iran, the U.S. and Venezuela, China and Taiwan, and Russia and Ukraine; risks associated with the length and severity of pandemics; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

United Investor Relations
Tel: +30 213 0181 522
E-mail: ir@usea.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: +1 212 661 7566
E-mail: usea@capitallink.com